NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T 202.689.2987 M 703.624.3897 andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

April 26, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Krikorian
Ryan Rohn
Mitchell Austin

Re:	Alfi, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed April 9, 2021

File No. 333-251959

Ladies and Gentlemen:

On behalf of Alfi, Inc., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 22, 2021 with respect to the Company’s Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 7 Registration Statement (the “Amended Registration Statement”), which has been revised to address the Staff’s comments to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 6 to Form S-1 filed April 9, 2021

The Offering, page 5

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance
U.S. Securities & Exchange Commission

April 26, 2021

1.	We note your subsequent events footnote disclosure on page F-21 that you entered into related party promissory notes for an aggregate amount of $750,000 and that you expect to repay these amounts from the proceeds of your public offering. Please disclose this expected repayment within your Use of Proceeds. Further, include this repayment in your Capitalization table on page 29.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Use of Proceeds table to conform to Note 5 and has added additional language in Note 14 to show the current aggregate principal amount under the three bridge loans. We believe the confusion stemmed from the fact that the $2,500,000 number previously in the Use of Proceeds did not match the number in Note 5. The Company confirms to the Staff that the Capitalization numbers were done using the numbers in Note 5. Thus, no revisions to Note 5 were necessary.

Exhibits

2.	Please have your auditors revise their consent to reflect the date of the current audit report. In this regard, we note the audit report on page F-2 is dated April 9, 2021, but in the consent, the auditors refer to their report dated March 23, 2021.

Response:  The Company respectfully acknowledges the Staff’s comment and our auditor has revised their consent in Exhibit 23.1.

Division of Corporation Finance
U.S. Securities & Exchange Commission

April 26, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Alfi, Inc.

Kingswood Capital Markets

Jolie Kahn, Esq.

Slack & Co.